As filed with the Securities and Exchange Commission on November 16, 2007
______________________________________________________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 _____________
Amendment No. 3 to

SCHEDULE TO
_____________
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
_____________

COMMUNITY BANKS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Community Banks, Inc. Common Stock, Par Value $5.00 Per Share
(Title of Class of Securities)

203628102
(CUSIP Number of Class of Securities of Underlying Common Stock)
______________

Eddie L. Dunklebarger
President, Chairman and Chief Executive Officer
Community Banks, Inc.
777 East Park Drive
Harrisburg, Pennsylvania 17111
(717) 920-5800

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Mary Alice Busby Mette, Evans & Woodside 1105 Berkshire Blvd., Suite 320 Wyomissing, PA 19610 (610) 374-1135	Joanne R. Soslow Morgan Lewis & Bockius LLP 1701 Market Street Philadelphia, PA 19103 (215) 963-5001

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$14,484,799	$444.68

*
The transaction value shown is solely for the purpose of calculating the filing fee. The transaction value calculation assumes the maximum aggregate amount to be paid by Community Banks, Inc. in connection with the offer to purchase all currently outstanding options to purchase Community common stock described herein. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is based on the product of (a) the value of such options, calculated based on $34.00 per share of

Community common stock underlying such options multiplied by the number of shares of Community common stock underlying all of the outstanding options to purchase Community common stock described herein (1,338,825), minus the cash consideration payable by the option holders for such Community shares upon exercise, and (b) $30.70 for each $1,000,000 of the value of the transaction.

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$444.68	Filing Party: Community Banks, Inc.
Form or Registration No.:	Schedule TO-I	Date Filed: October 16, 2007
                                                Registration No. 005-39437

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☑

____________________________________________________________________________________________________________________

Explanatory Note

This Amendment No. 3 to Schedule TO amends and supplements the Schedule TO filed with the Securities and Exchange Commission by Community Banks, Inc. on October 16, 2007 and amended by Amendment No. 1 to Schedule TO filed on October 26, 2007 and Amendment No. 2 to Schedule TO filed on October 30, 2007.   This Amendment No. 3 is filed pursuant to Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended, to report the results of the cash election right offered to holders of options to purchase shares of Community common stock, par value $5.00 per share.  The cash election right was offered to option holders on the terms and subject to the conditions described on Schedule TO, specifically in Exhibit (a)(1), Notice Letter dated October 16, 2007 and Exhibit (a)(2), Additional Information Regarding the Cash Election Right.  The cash election right permitted holders of Community options the right to cancel those options in exchange for cash, subject to certain conditions, instead of having those options converted into Susquehanna options under the agreement and plan of merger, dated as of April 30, 2007, as amended and restated on July 25, 2007 pursuant to which Community will be acquired by Susquehanna Bancshares, Inc.

 Item 4. Terms of the Transaction

Item 4(a) of the Schedule TO, as amended, is hereby further amended and supplemented to add the following:

The cash election right expired at 5:00 p.m. Harrisburg, Pennsylvania time on November 14, 2007.  Pursuant to the cash election right, Community accepted for cancellation options to purchase 1,207,927 shares of its common stock.  Community will pay an aggregate of $14,294,493 to cancel such options.

ITEM 12.    Exhibits

(a)(1)* Notice Letter dated October 16, 2007

(a)(2)* Additional Information Regarding the Cash Election Right

(a)(3)* Stock Option Cancellation Agreement, with Form of Optionee Statement

(a)(4)* Notice of Cancellation of Cash Election

(a)(5)* Joint Proxy Statement/Prospectus, dated August 10, 2007 (incorporated by reference to the Joint Proxy Statement/Prospectus filed by Susquehanna Bancshares, Inc with the Securities and Exchange Commission, pursuant to Rule 424(b)(3), on August 13, 2007)

(a)(6)** Form of Notice Regarding Deletion of a Condition to the Cash Election Right

__________________________

* Previously filed as an Exhibit to Schedule TO filed by Community Banks, Inc. on October 16, 2007.

** Previously filed as an Exhibit to Schedule TO-I/A filed by Community Banks, Inc. on October 26, 2007

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMMUNITY BANKS, INC.

By:  /s/ Eddie L. Dunklebarger_______
Eddie L. Dunklebarger, President, Chairman
and Chief Executive Officer

November 16, 2007______________
Date

______________________________________________________________________________________________________________________

EXHIBIT INDEX

Exhibit	Description
Number
________	__________

(a)(1)*	Notice Letter dated October 16, 2007

(a)(2)*	Additional Information Regarding the Cash Election Right

(a)(3)*	Stock Option Cancellation Agreement, with Form of Optionee Statement

(a)(4)*	Notice of Cancellation of Cash Election

(a)(5)*	Joint Proxy Statement/Prospectus, dated August 10, 2007 (incorporated by reference to the Joint Proxy Statement/Prospectus filed by Susquehanna Bancshares, Inc with the Securities and Exchange Commission, pursuant to Rule 424(b)(3), on August 13, 2007)

(a)(6)**	Form of Notice Regarding Deletion of a Condition to the Cash Election Right

__________________________

* Previously filed as an Exhibit to Schedule TO filed by Community Banks, Inc. on October 16, 2007.

** Previously filed as an Exhibit to Schedule TO-I/A filed by Community Banks, Inc. on October 26, 2007